SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
June 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		206,022

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		338,898

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		206,022

WITH	10	SHARED DISPOSITIVE POWER

		338,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	338,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	8.82% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.3% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Robert Isser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,662

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,662

WITH	10	SHARED DISPOSITIVE POWER

		5,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	0.1%(4)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(4) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Mort Neblett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		3,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(5)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(5) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Miltom E. Petty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(6)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(6) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): James S. Mahan III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (7)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(7) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): David Lucht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(8)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(8) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Haywood Cochrane, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (9)

14	TYPE OF REPORTING PERSON (See Instructions)

IN
(9) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Scott C. Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		1,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(10)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(10) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of May 2, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2008.

SCHEDULE 13D
     This amendment number 10 (“Amendment No. 10”) amends the Schedule 13D previously filed on October 3, 2007 and amended by Amendment No. 1 filed on October 26, 2007, Amendment No. 2 filed on November 16, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 28, 2007, Amendment No. 5 filed on February 4, 2008, Amendment No. 6 filed on March 14, 2008, Amendment No. 7 filed on March 28, 2008, Amendment No. 8 filed on April 7, 2008 and Amendment No. 9 filed on April 30, 2008 (as amended, the “Schedule”) on behalf of the Reporting Persons with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $3.50 per share, of Cape Fear Bank Corporation, a North Carolina corporation (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 10 speaks only as of its date. The Schedule is amended only to the extent set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate amount of funds expended by Mr. Koury to acquire 5,000 shares of the Company’s common stock held in street name covered by this Amendment No. 10 is $37,500. The purchases by Mr. Koury were made from personal funds.
     The aggregate amount of funds expended by Mr. Cochrane to acquire 150 shares of the Company’s common stock held in street name covered by this Amendment No. 10 is $1,170. The purchases by Mr. Cochrane were made from personal funds.
     The aggregate amount of funds expended by Mr. Mahan to acquire 150 shares of the Company’s common stock held in street name covered by this Amendment No. 10 is $1,192.20. The purchases by Mr. Mahan were made from personal funds.
Item 4. Purpose of the Transaction.
     The shares covered by this statement were acquired for investment purposes. The Reporting Persons may decide, joined or individually, to purchase additional shares of the Company. In addition, the Reporting Persons, jointly or individually, may dispose of any or all shares of the Company in any manner permitted by applicable securities laws.
     Except as noted in this Amendment No. 10, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of the Schedule, such individuals may, at any time and from time to time, review or reconsider then positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on July 3, 2008, the reporting persons had the following investments in the securities of the Company: (i) Mr. Koury individually holds 206,022 shares representing approximately 5.4% of the Company’s common stock, (ii) the Trust holds 127,626 shares representing approximately 3.3% of the Company’s common stock, (iii) the Foundation holds 5,250 shares representing approximately 0.1% of the Company’s outstanding common stock, (iv) Mr. Isser individually holds 4,662 shares representing approximately 0.1% of the Company’s outstanding common stock, Mr. Isser’s spouse holds 330 shares representing less than 0.1% of the Company’s outstanding common stock of which Mr. Isser disclaims beneficial ownership and Mr. Isser’s grandson holds 100 shares representing less than 0.1% of the Company’s outstanding common stock, (v) Mr. Neblett holds through his individual retirement account 3,000 shares representing approximately 0.1% of the Company’s outstanding common stock, (vi) Mr. Sullivan holds 1,250 shares representing less than 0.1% of the Company’s outstanding common stock, (vii) Mr. Lucht holds 150 shares representing less than 0.1% of the Company’s outstanding common stock, (viii) Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares representing approximately 0.1% of the Company’s outstanding common stock held by the Foundation, (ix) Mr. Cochrane holds 150 shares representing less than 0.1% of the Company’s outstanding common stock, and (x) Mr. Mahan holds 150 shares representing less than 0.1% of the Company’s outstanding common stock. Accordingly, the Reporting Persons owned beneficially an aggregate of 348,690 shares of Company outstanding common stock, representing approximately 9.1% of the Company’s issued and outstanding common stock as of May 2, 2008.
     (b) Mr. Koury, individually, in his capacity as trustee of the Trust and as Chairman of the Board of Directors of the Foundation, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 338,898 shares of common stock of the Company, representing approximately 8.8% of the Company’s outstanding common stock. Mr. Koury has sole voting and dispositive power with respect to 206,022 shares that he owns in his individual capacity. He has shared voting and dispositive power with respect to the 127,626 shares held by the Trust and the 5,250 shares held by the Foundation. Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares of common stock of the Company held by the Foundation, representing less than 0.1% of the Company’s outstanding common stock. Mr. Petty has shared voting and dispositive power with respect to these shares. Mr. Isser may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,092 shares of common stock of the Company, representing approximately 0.1% of the Company’s outstanding common stock. Mr. Isser has sole voting and dispositive power with respect to 4,662 shares that he holds in his individual capacity. He has shared voting and dispositive power with respect to 588 shares held by certain family members.
     Mr. Neblett may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 3,000 shares of common stock of the Company, representing less than 0.1% of the Company’s outstanding common stock. Mr. Neblett has sole voting and dispositive power with respect to these shares. Mr. Lucht may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 150 shares of common stock of the Company, representing less than 0.1% of the Company’s outstanding common stock. Mr. Lucht has sole voting and dispositive power with respect to these shares. Mr. Cochrane may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 150 shares of common stock of the Company, representing less than 0.1% of the Company’s outstanding common stock. Mr. Cochrane has sole voting and dispositive power with respect to these shares. Mr. Mahan may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 150 shares of common stock of the Company, representing less than 0.1% of the Company’s outstanding common stock. Mr. Mahan has sole voting and dispositive power with respect to these shares.
     (c) Except as set forth in the table below, during the sixty days immediately preceding the date of this filing, no purchases attributable to the Reporting Persons were effected in the Company’s common stock. All purchases set forth below were made in open-market transactions with personal funds.

Date	Number of Shares	Price Per Share	Purchased By
June 30, 2008	5,000	$ 7.50	Koury
June 30, 2008	150	$ 7.80	Cochrane
July 1, 2008	150	$ 7.95	Mahan
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
     (e) Not applicable

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.*	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.*	Promissory Note, dated August 21, 2007

Exhibit 3.*	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

Exhibit 4.**	Letter, dated October 24, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 5.†	Letter, dated November 6, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 6.††	Letter, dated November 20, 2007, to Secretary of Cape Fear Bank Corp. demanding to inspect certain books and records of Cape Fear Bank Corp.

Exhibit 7.+	Letter, dated December 20, 2007, to the Board of Directors of Cape Fear Bank Corp. proposing to purchase all of the issued and outstanding common stock.

Exhibit 8.++	Letter, dated March 12, 2008, to the Board of Directors of Cape Fear Bank Corp. declaring Mr. Koury’s intention to propose an alternative slate of directors for election at the Company’s annual meeting.

Exhibit 9.+++	Letter, dated March 18, 2008, to the Directors of Cape Fear Bank Corp. nominating a slate of directors in opposite to the slate of directors to be proposed by management.

Exhibit 10.+++	Letter, dated March 20, 2008, to the John Cameron Coburn (Chairman, President and CEO) notifying Cape Fear Bank Corp. of its obligations under Rules 14a-6 and 14a-9 of the Securities Exchange Act of 1934.

Exhibit 11.+++	Press Release, dated March 25, 2008, announcing his nomination of a slate of directors in opposition to management’s nominees.

Exhibit 12.+++	Amended and Restated Joint Filing Agreement, dated March 26, 2008, by the Reporting Persons.

Exhibit 13.^	Letter, dated April 29, 2008, to the Board of Directors of Cape Fear Bank Corp. urging the Company to set an annual meeting date, file a proxy statement and hold an annual meeting of its shareholders in compliance with the Company’s legal obligations.

*   Previously filed on Schedule 13D, filed on October 3, 2007.
**   Previously filed on Amendment No. 1 to Schedule 13D, filed on October 26, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.
††    Previously filed on Amendment No. 3 to Schedule 13D, filed on November 20, 2007.
+    Previously filed on Amendment No.  4 to Schedule 13D, filed on December 28, 2007.
++   Previously filed on Amendment No. 6 to Schedule 13D, filed on March 14, 2008.
+++   Previously filed on Amendment No. 7 to Schedule 13D, filed on March 28, 2008.
^   Previously filed on Amendment No. 9 to Schedule 13D, filed on April 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: July 9, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: July 9, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.

Date: July 9, 2008.	By:	/s/ Miltom E. Petty
Miltom E. Petty, Individually

Date: July 9, 2008.	By:	/s/ Scott C. Sullivan
Scott C. Sullivan, Individually

Date: July 9, 2008.	By:	/s/ Haywood Cochrane, Jr.
Haywood Cochrane, Jr., Individually

Date: July 9, 2008.	By:	/s/ Mort Neblett
Mort Neblett, Individually

Date: July 9, 2008.	By:	/s/ James S. Mahan, III
James S. Mahan, III, Individually

Date: July 9, 2008.	By:	/s/ David Lucht
David Lucht, Individually

Date: July 9, 2008.	By:	/s/ Robert Isser
Robert Isser, Individually